Exhibit 99.1

First Quarter 2019 Earnings Conference Call May 1, 2019

Forward - Looking Information 2 Fortis includes "forward - looking information" in this presentation within the meaning of applicable Canadian securities laws and "forward - looking statements" within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 , collectively referred to as "forward - looking information" . Forward - looking information included in this presentation reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which include, without limitation : forecast capital expenditures for the period 2019 through 2023 and potential funding sources for the capital plan ; forecast rate base for the period 2019 through 2023 ; targeted average annual dividend growth through 2023 ; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions ; expected expenditures and benefits related to FortisBC energy conservation and efficiency projects ; and the nature, timing, benefits and costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34 . 5 to 69 kV Transmission Conversion Project, UNS Energy Gila River Natural Gas Generating Station Unit 2 , Southline Transmission Project and Oso Grande Wind Project, FortisBC Lower Mainland Intermediate Pressure System Upgrade, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project and Inland Gas Upgrades Project and additional opportunities beyond the base capital plan . Forward - looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information . These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward - looking information . Such risk factors or assumptions include, but are not limited to : the implementation of the Corporation's five - year capital investment plan ; no material capital project and financing cost overrun related to any of the Corporation's capital projects ; sufficient human resources to deliver service and execute the capital program ; the realization of additional opportunities ; the impact of fluctuations in foreign exchange ; the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation ; reasonable decisions by utility regulators and the expectation of regulatory stability and no significant changes in laws and regulations that may materially negatively affect the Corporation and its subsidiaries . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information in this presentation is given as of the date of this presentation and Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information referenced is in Canadian dollars and references to rate base refer to mid - year rate base .

Barry Perry President & CEO

4 Business Highlights – Strong Start to 2019 Closed $1B Waneta Asset Sale Utilities Invested $740M in Q1 Q1 2019 Adjusted EPS of $0.74 TEP Rate Case Filed Settled Tender Offer for US$400M of the 3.055% 2026 Notes

5 Executing on Capital Plan Supporting a Cleaner Energy Future FortisBC Energy Conservation & Efficiency Program Increased to ~$370M TEP Oso Grande 247 MW Wind Project Obtained Leave to Construct from OEB Once complete : • Renewable energy production will be ~28% of retail sales • Helps to achieve 30% renewables target Expected to: • Decrease CO 2 emissions by 50K tonnes annually • Equivalent of taking 11K cars off the road Next steps include: • Environmental assessment approvals • Connects 17 First Nations to clean & reliable energy

Capital Plan Supports 6 - 7% Average Annual Rate Base Growth 6 $3.2 $3.7 $3.5 $3.3 $3.6 $17.3B 5 - Year Capital Plan (1) (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. (2) US dollar - denominated rate base for 2018 is based on the actual average USD/CAD foreign exchange rate of $1.30 and forecast rate base for 2019 to 2023 is based on $1.28. Holding foreign exchange constant at $1.30, rate base CAGR would be 6.5% for 5 - year CAGR and 7.4% for 3 - year CAGR. Billions 2019F 2020F 2021F 2023F 2022F Rate Base (2) $26.1 $27.9 $30.1 $32.0 $33.4 $35.5 Canadian & Caribbean U.S. 2018A 2019F 2020F 2021F 2022F 2023F Billions

73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19F 21F 23F 6% guidance generates annual dividend payment of $2.27 in 2023 Actual dividend paid Forecasted dividend payments Leader in Dividend Growth With 45 Years of Dividend Increases 7 (1) Based on an annualized dividend of $1.70 in 2018. (1)

Jocelyn Perry Executive Vice President & CFO

$0.77 $0.72 Q1 2018 Q1 2019 9 Strong First Quarter Results Adjusted EPS (1) Adjusted EPS Increased 5.7% over Q1 2018 Rate Base Growth Supports Earnings Growth Utilities Invested $740M in Q1 Reported EPS (1) Non - US GAAP measure $0.70 $0.74 Q1 2018 Q1 2019

EPS Drivers – Q1 10 $8.4 $9.8 $ 0.70 $ 0.03 $0.02 $ 0.01 $0.01 Q1 2018 Adjusted EPS U.S. Electric & Gas Foreign Exchange U.S. Transmission (ITC) Canadian & Caribbean Electric & Gas Energy Infrastructure Corporate & Weighted Average Shares Q1 2019 Adjusted EPS (1) ($0.01) (2) ($0.02) (1) Non - US GAAP measure (2) Reflects higher average U.S. dollar - to - Canadian dollar foreign exchange rate of $1.33 in Q1 2019 versus $1.26 in Q1 2018. (1) $0.74 Increase of 5.7% over Q1 2018

Other (2) 2% Capital Plan Funding Regulated Debt 24% Waneta Asset Sale 6% 11 Execution of Funding Plan Supports Investment - Grade Credit Ratings (1) Cash from operating activities after net dividends and customer contributions. This is a non - US GAAP measure. (2) Includes non - regulated debt and funds from the Corporation’s employee stock purchase and stock option plans. (3) In March 2019, S&P affirmed the Corporation’s credit rating and outlook. Cash From Operations (1) 68% Investment - Grade Credit Ratings (4) CFO/Debt > 11% & Improved Holdco Debt / Total Debt S&P Global A - / BBB+ (3) DBRS BBB (high) Moody’s Baa3

2019 Regulatory Outlook 12 TEP rate case filed on April 1 st u sing December 31, 2018 test year 2020 - 2024 Multi - Year Rate Plan Filed in March 2019 MISO Base ROE Complaints • FERC recently established new supportive methodology • Awaiting final decision from FERC Notice of Inquiries (NOIs) issued by FERC in March 2019 to seek stakeholder comments on: • Incentive policies for transmission investment • Methodology for establishing ROEs

TEP Rate Case Filing 13 Summary of TEP Rate Case Applications 2017 General Rate Approved Application 2019 Rate Case Requested Application Test Year June 30, 2015 December 31, 2018 New Rates Effective February 2017 May 1, 2020 Rate Base US$2.0B US$2.7B Non - Fuel Rate Increase US$81M US$115M (1) Equity/Debt 50%/50% 53%/47% ROE 9.75% 10.35% 2018 Test Year Annual Customer Rate Increases Below Inflation Rate Over Past 10 Years (1) Non - fuel rate increase is offset by a US$39M reduction in fuel costs equating to a net US$76M total revenue request.

14 Why Invest In Fortis? Virtually All Regulated Highly Diversified Strong Growth Profile 6% Dividend Guidance Opportunities Beyond Capital Plan Well - Run Utilities

Expected Upcoming Events 15 Expected Upcoming Earnings Release Dates Q2 – 2019 August 2, 2019 Q3 – 2019 November 1, 2019 Upcoming Events 2019 Annual General Meeting May 2, 2019 Investor Day at ITC September 10, 2019

First Quarter 2019 Earnings Conference Call May 1, 2019

Appendix May 1, 2019

First Quarter 2019 Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) Q1 2019 Adjustment Adjusted Q1 2019 (1) Q1 2018 Adjustment Adjusted Q1 2018 (1) Adjusted Q1 Variance Regulated – Independent Electric Transmission ITC 92 - 92 86 - 86 6 Regulated – US Electric & Gas UNS Energy 55 - 55 50 - 50 5 Central Hudson 32 - 32 21 - 21 11 87 - 87 71 - 71 16 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 100 - 100 98 - 98 2 FortisAlberta 27 - 27 27 - 27 - FortisBC Electric 16 - 16 16 - 16 - Other Electric (2) 23 - 23 18 - 18 5 166 - 166 159 - 159 7 Non - Regulated Energy Infrastructure 8 5 13 18 4 22 (9) Corporate and Other (42) - (42) (11) (30) (41) (1) Net Earnings Attributable to Common Equity Shareholders 311 5 316 323 (26) 297 19 Weighted Average Shares (# millions) 429.5 429.5 429.5 422.0 422.0 422.0 7.5 EPS $0.72 $0.02 $0.74 $0.77 ($0.07) $0.70 $0.04 18 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities Q1 2019 Results by Segment APPENDIX

Non - US GAAP Reconciliation ($millions, except for common share data) Q1 2019 Q1 2018 Variance Net Earnings Attributable to Common Equity Shareholders 311 323 (12) Adjusting Items: Unrealized loss on mark - to - market of derivatives (1) 5 4 1 Consolidated state income tax election (2) - (30) 30 Adjusted Net Earnings Attributable to Common Equity Shareholders 316 297 19 Adjusted EPS $0.74 $0.70 $0.04 Weighted Average Shares (# millions) 429.5 422.0 7.5 19 (1) Represents timing differences related to the accounting of natural gas derivatives at the Aitken Creek natural gas storage fa cil ity, included in the Energy Infrastructure segment. (2) Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment. Q1 Adjusted Earnings Reconciliation APPENDIX

Company ITC Regulated Subsidiaries A A1 n/a Tucson Electric Power A - A3 n/a Central Hudson A - A2 n/a FortisBC Energy n/a A3 A FortisBC Electric n/a Baa1 A (low) FortisAlberta A - Baa1 A (low) Newfoundland Power n/a A2 A Regulated Utility Subsidiaries Have Very Strong Investment - Grade Credit Ratings 20 APPENDIX

21 2019 - 2023 Capital Forecast by Segment Capital Forecast (1) ($millions) 2019 2020 2021 2022 2023 2019 - 2023 Total Regulated - Independent Electric Transmission ITC 865 878 951 943 861 4,498 Regulated - US Electric & Gas UNS Energy 1,076 875 624 476 476 3,527 Central Hudson 280 268 276 291 274 1,389 Total Regulated - US Electric & Gas 1,356 1,143 900 767 750 4,916 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 503 408 430 654 978 2,973 FortisAlberta 414 427 434 449 467 2,191 FortisBC Electric 116 125 101 105 90 537 Other Electric (2) 418 479 415 364 376 2,052 Total Regulated - Canadian & Caribbean Electric & Gas 1,451 1,439 1,380 1,572 1,911 7,753 Energy Infrastructure 28 19 19 18 44 128 Total Capital Forecast 3,700 3,479 3,250 3,300 3,566 17,295 (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28 . (2) Comprises Eastern Canadian and Caribbean electric utilities APPENDIX

Significant Capital Projects ($millions) (1) 2019 Forecast Total 2019 - 2023 Plan Expected Year of Completion ITC Multi - Value Regional Transmission Projects 88 332 2023 ITC 34.5 kV to 69 kV Transmission Conversion Project 87 348 Post - 2023 UNS Energy Gila River Natural Gas Generating Station Unit 2 211 211 2019 UNS Energy Southline Transmission Project 182 389 2022 UNS Energy Oso Grande Wind Project 342 492 2020 FortisBC Lower Mainland Intermediate Pressure System Upgrade 187 252 2020 FortisBC Eagle Mountain Woodfibre Gas Line Project - 350 2023 FortisBC Transmission Integrity Management Capabilities Project - 568 Post - 2023 FortisBC Inland Gas Upgrades Project 14 222 Post - 2023 Wataynikaneyap Transmission Power Project 158 587 2023 Capital Plan By Project Type APPENDIX 22 (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. Forecast includes both the capitali zed debt and equity components of AFUDC, where applicable. Smaller Projects 77% Major Capital Projects 23% APPENDIX Major Capital Projects APPENDIX

23 2018 - 2023 Rate Base by Segment APPENDIX Rate Base (1) ($billions) 2018A 2019F 2020F 2021F 2022F 2023F 3 - Year CAGR to 2021 5 - Year CAGR to 2023 Regulated - Independent Electric Transmission ITC (2) 7.8 8.5 9.1 9.7 10.3 10.8 7.7% 6.8% Regulated - US Electric & Gas UNS Energy 4.7 5.3 6.0 6.3 6.4 6.6 10.1% 6.9% Central Hudson 1.6 1.8 2.0 2.2 2.3 2.4 9.5% 8.5% Total Regulated - US Electric & Gas 6.3 7.1 8.0 8.5 8.7 9.0 10.0% 7.3% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 4.4 4.5 4.7 5.0 5.1 5.9 4.6% 6.0% FortisAlberta 3.4 3.6 3.8 3.9 4.1 4.3 5.5% 5.1% FortisBC Electric 1.3 1.3 1.4 1.4 1.5 1.5 2.8% 2.4% Other Electric (3) 2.9 2.9 3.1 3.5 3.7 4.0 6.5% 6.7% Total Regulated - Canadian & Caribbean Electric & Gas 12.0 12.3 13.0 13.8 14.4 15.7 5.1% 5.5% Total Rate Base Forecast 26.1 27.9 30.1 32.0 33.4 35.5 7.1% 6.3% (1) US dollar - denominated rate base for 2018 is based on the actual average USD/CAD foreign exchange rate of $1.30 and forecast rate base for 2019 to 2023 is based on $1.28. Holding foreign exchange constant at $1.30, rate base CAGR would be 6.5% for 5 - year CAGR and 7.4% for 3 - year CAGR. (2) Fortis has an 80.1% controlling ownership interest in ITC, rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities